UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(D)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

REIS, INC.

(Name of Subject Company)

REIS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

Mark P. Cantaluppi

Vice President, Chief Financial Officer

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

(212) 921- 1122

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Reis, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on September 13, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Moody’s”), to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”) of the Company. Purchaser offered, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2018, as it may be amended or supplemented from time to time (the “Offer to Purchase”), and the related Letter of Transmittal, as it may be amended or supplemented from time to time (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), to purchase all outstanding Shares at a price per Share of $23.00, to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on September 13, 2018 by Moody’s and the Purchaser (as it may be amended or supplemented from time to time, the “Schedule TO”).

On September 25, 2018, a putative stockholder of the Company filed a putative class action lawsuit in the United States District Court for the Southern District of New York, captioned Scarantino v. Reis, Inc., et al., Case No. 1:18-CV-08780 (the “Action”). The Action names as defendants the Company, the individual members of the Company Board, Moody’s and Purchaser and alleges that the defendants violated the Securities Exchange Act of 1934 insofar as the Schedule 14D-9 filed by the Company on September 13, 2018 allegedly omits material information that purportedly renders the filing false and misleading. The Action seeks as relief, among other things, injunctive relief, rescissory damages, declaratory judgment, and an award of plaintiffs’ fees and expenses.

The Company believes that the claims asserted in the Action are without merit and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Action delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily supplement the Schedule 14D-9 as described in this Amendment. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Action that any additional disclosure was or is required.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Supplemental Disclosures to Schedule 14D-9 in Connection with the Action

Item 3.	Past Contacts, Transactions, Negotiations and Agreement.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the paragraph under the heading “Director Compensation” on page 13:

“Future Arrangements

It is possible that Continuing Employees, including certain executive officers, will enter into new compensation arrangements with Moody’s or the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Moody’s, severance benefits and/or retention awards. There can be no assurance that the applicable parties will reach an agreement on any new employment terms, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding. For executive officers who are party to an employment agreement with the Company, or Reis Services, the terms of their employment agreement will continue to be in full force and effect following the Offer and Merger, unless the executive, and the Surviving Corporation or Reis Services, as applicable, otherwise agree. The current terms and conditions of each executive’s employment agreement includes certain termination rights and severance entitlements, including the right for the executive to terminate his employment for “good reason” (as defined in the applicable employment agreement) or for the Company, or Reis Services to terminate the executive’s employment without “cause” (as defined in the applicable employment agreement). In light of the Merger, certain executives may have good reason to terminate their employment following the Effective Time, or the Surviving Corporation, or Reis Services, as applicable, may choose to terminate an executive’s employment without cause, in each case, under the terms of the applicable employment agreement. For further information regarding each executive officer’s employment agreements and the termination rights and severance entitlements, thereunder, see the Sections of this Schedule 14D-9 entitled “Employment Agreements & Severance Entitlements” and “Golden Parachute Compensation.” There can be no assurance that any of the eligible executives will seek to exercise his good reason termination rights, or whether the Surviving Corporation or Reis Services will terminate his employment without “cause” following the Effective Time. As part of the Merger, at the Effective Time, all current directors of Reis will resign as directors and none will become a director of either the Surviving Corporation or Moody’s.”

Item 4.	The Solicitation or Recommendation.

The section entitled “Opinion of the Company’s Financial Advisor” beginning on page 29 in Item 4 of the Schedule 14D-9 is hereby amended by amending and restating the portion of that section beginning with the section heading “Selected Public Companies Analysis” on page 32 and ending with (and including) the first paragraph after the section heading “Discounted Cash Flow Analysis” on page 34, as follows:

“Selected Public Companies Analysis

Canaccord performed an analysis using a selected group, which attempts to imply the value of a company by comparing it to identified companies that are publicly traded. For purposes of this analysis, Canaccord identified the following group of ten publicly traded information services and real estate data and solutions companies that share similar business characteristics to the Company based on operational and/or financial metrics, which are referred to as the “selected public companies.” The selected public companies consisted of:

Public Company	Enterprise Value / LTM EBITDA	Enterprise Value / CY2018E EBITDA
Altus Group Limited	15.1x	14.3x
CoreLogic, Inc.	11.3x	11.7x
CoStar Group, Inc.	NM(1)	37.8x
FactSet Research Systems Inc.	20.0x	19.6x
IHS Markit Ltd.	17.6x	16.9x
Moody’s Corporation	16.2x	17.0x
RealPage, Inc.	30.5x	26.4x
RELX PLC	16.3x	16.4x
Thomson Reuters Corporation	24.7x	30.4x
Verisk Analytics, Inc.	20.3x	19.7x

(1)	Multiples greater than 50.0x shown as “NM” (no material).

Based on its review of the relevant metrics for each of the selected public companies, Canaccord calculated multiples of enterprise value to last twelve months (“LTM”) earnings before interest, taxes, depreciation and amortization (“EBITDA”) and estimated calendar year 2018 (CY2018E) EBITDA. For purposes of this analysis, Canaccord utilized EBITDA for the LTM period ended June 30, 2018. For purposes of this analysis, Canaccord utilized information regarding the selected public companies obtained from filings with the SEC, the Capital IQ database, other public sources, and market data as of August 28, 2018. Based on this information, Canaccord calculated multiples for the selected public companies as follows:

Selected Public Companies Analysis
Enterprise Value as a Multiple of:	Range (1st to 3rd Quartile)	Median
LTM EBITDA	16.2x-20.3x	17.6x
CY2018E EBITDA	16.5x-24.7x	18.3x

Based on the analyses and review of the multiples and ratios of the selected public companies, Canaccord selected representative ranges of enterprise value to LTM and estimated calendar year 2018 (CY2018E) EBITDA multiples derived from the data points for the selected public companies set forth in the table above based upon the application of its professional judgment. Canaccord then applied these multiples to the Company’s Adjusted EBITDA (defined as EBITDA excluding stock-based compensation expense and professional fees associated with the Company’s review of strategic alternatives) for the relevant period and calculated the implied enterprise value of the Company. Canaccord then added the Company’s cash and cash equivalents at June 30, 2018 of $15.0 million to such implied enterprise values to calculate the Company’s implied equity value, and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 of 12.1 million (calculated using the treasury stock method).

The following summarizes the results of this analysis:

Financial Statistic	Implied Per Share Equity Value	Median	Offer Price/ Merger Consideration Per Share
LTM EBITDA	$18.43-$22.72	$19.81	$23.00

CY2018E EBITDA	$20.48-$29.97	$22.56	$23.00

Selected Precedent Transactions Analysis

Canaccord performed a precedent transactions analysis, which attempts to imply the value of a company based on publicly available financial terms of selected transactions. Canaccord selected the precedent transactions based on the similarity of products offered and markets served by the target company as compared to the Company based upon its professional judgment, as well as the financial position and other relevant financial metrics of the target companies. Each of these transactions was publicly announced on or after July 27, 2015.

Based on its review of the relevant metrics for each of the precedent transactions, Canaccord calculated the multiples of implied enterprise value to LTM EBITDA and next twelve months (“NTM”) EBITDA for each of the target companies in the precedent transactions for which public information was available. For purposes of this analysis, Canaccord utilized information regarding the precedent transactions obtained from filings with the SEC and other public sources. The selected precedent transactions were:

Announcement Date	Target	Acquiror	Implied Enterprise Value (US$ in millions)	Enterprise Value /LTM EBITDA	Enterprise Value / NTM EBITDA
May 21, 2018	Ipreo Limited	IHS Markit Ltd.	$1,855.0	N/A	16.1x
April 20, 2018	ClickPayServices, Inc.	RealPage, Inc.	248.3	N/A	N/A
January 30, 2018	Thomson Reuters Corporation (Financial & Risk Business)	The Blackstone Group L.P.	20,000.0	10.4x	10.6x
September 12, 2017	Dominion Enterprises (ForRent Business)	CoStar Group, Inc.	385.0	25.7x	N/A
August 21, 2017	Sequel Business Solutions Ltd.	Verisk Analytics, Inc.	322.5	20.8x	N/A
May 15, 2017	Bureau van Dijk Electronic Publishing B.V.	Moody’s Corporation	3,293.8	22.9x	21.0x
March 20, 2017	BI-SAM Technologies	FactSet Research Systems Inc.	205.2	N/A	N/A
January 24, 2017	Axiometrics Inc.	RealPage, Inc.	73.8	N/A	N/A
January 5, 2017	CEB Inc.	Gartner, Inc.	3,705.8	15.2x	14.3x
October 14, 2016	PitchBook Data, Inc.	Morningstar, Inc.	225.0	N/A	N/A
July 11, 2016	Thomson Reuters Corporation (IP & Science Business)	Onex Corporation & Baring Private Equity Asia	3,550.0	11.3x	N/A
October 26, 2015	Interactive Data Holdings Corporation	Intercontinental Exchange, Inc.	5,200.0	13.8x	11.6x
July 27, 2015	SNL Financial LC	McGraw-Hill Financial, Inc.	1,675.0	37.5x	32.8x

Canaccord calculated multiples for the selected precedent transactions as follows:

Selected Precedent Transactions Analysis
Enterprise Value as a Multiple of:	Range (1st to 3rd Quartile)	Median
LTM EBITDA	13.2x-23.6x	18.0x

NTM EBITDA	12.2x-19.8x	15.2x

Canaccord selected representative ranges of multiples derived from the data points for the precedent transactions based upon the application of its professional judgment. Canaccord then applied these multiples to the Company’s LTM Adjusted EBITDA and NTM Adjusted EBITDA as of June 30, 2018 and calculated the implied enterprise value of the Company. Canaccord then added the Company’s cash and cash equivalents of $15.0 million at June 30, 2018 to such implied enterprise values to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 of 12.1 million (calculated using the treasury stock method).

The following summarizes the results of this analysis:

Financial Statistic	Implied Per Share Equity Value	Median	Merger Consideration Per Share
LTM EBITDA	$15.20-$26.12	$20.28	$23.00

NTM EBITDA	$17.72-$27.77	$21.67	$23.00

Discounted Cash Flow Analysis

Canaccord performed an indicative discounted cash flow analysis of the Company to derive an implied per share equity value range for shares of the Company’s common stock based on the Company as a stand-alone entity. For purposes of this analysis, Canaccord utilized financial forecasts of the Company for the second half of 2018 and for calendar years 2019 through 2022 provided by the Company’s management. For purposes of this discounted cash flow analysis, Canaccord calculated unlevered free cash flow by tax-effecting earnings before interest and taxes (“EBIT”) (with EBIT calculated as Adjusted EBITDA less depreciation and amortization), adding depreciation and amortization, subtracting changes in non-cash net working capital, and subtracting capital expenditures. The range of implied enterprise values for the Company was determined by adding (1) the present value of the Company’s projected unlevered free cash flows from the second half of 2018 through 2022 and (2) the present value of the terminal value of the Company. In calculating the terminal value of the Company, Canaccord applied a perpetual growth rate range of 2.0% – 4.0% to the Company’s estimated unlevered free cash flow after the year 2022. Canaccord selected this perpetual growth rate range based on the application of Canaccord’s professional judgment and experience. The free cash flows and terminal values were discounted to present values at a discount rate range of 11.0% – 13.0%, which was selected, upon the application of Canaccord’s professional judgment and experience, to reflect the Company’s estimated range of weighted average cost of capital based in part on the Capital Asset Pricing Model, which included assumptions relating to equity risk premium, size risk premium, risk free rate and a beta for the Company. Canaccord then added the Company’s cash and cash equivalents of $15.0 million at June 30, 2018 to such implied enterprise values, which ranged from $179.2 million to $272.5 million, to calculate the Company’s implied equity value and then calculated a range for the implied per share equity value of the Company’s common stock based on the number of fully-diluted shares of common stock outstanding as of August 28, 2018 of 12.1 million (calculated using the treasury stock method).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

REIS, INC.

Dated: October 2, 2018	By:	/s/ Mark P. Cantaluppi
Name: Mark P. Cantaluppi
Title: Vice President, Chief Financial Officer